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April 14, 2023

VIA EDGAR TRANSMISSION

Ms. Jessica Livingston
Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
Washington, D.C. 20549

Re:	Lion Group Holding Ltd. Amendment No. 2 to Registration Statement on Form F-3 Filed March 28, 2023 File No. 333-269333

Dear Ms. Livingston:

As counsel for Lion Group Holding Ltd. (the “Company”) and on its behalf, this letter is being submitted in response to the letter dated April 12, 2023 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No. 2 to Registration Statement on Form F-3 (the “Form F-3”). For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Please note that all references to page numbers in the responses are references to the page numbers in revised Form F-3 (the “Revised F-3”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 2 to Registration Statement on Form F-3 filed March 28, 2023

Cover Page

1.	Please set forth on the cover page of the prospectus the calculation of the aggregate market value of your outstanding voting and non-voting common equity and the amount of all securities offered pursuant to General Instruction I.B.5 during the prior 12 calendar months. Refer to Instruction 7 and General Instruction I.B.5 of Form F-3.

Response: The Company has amended the disclosure on the cover page in response to the Staff’s comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +852.5600.0188.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence Venick
Partner